By Facsimile: (212) 451-2222

Steven Wolosky, Esq.				January 5, 2006
Olshan Grundman Frome et al.
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Re:  	Ault Incorported
	Schedule TO-T filed by Lakers Acquisition Corp.
	on December 23, 2005
	File No. 005-35671

Dear Mr. Wolosky:

	We have comments on the filing referenced above. We may have comments on other filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. Please add SL Industries, Inc. as a bidder to an amended
Schedule TO-T promptly and advise us of your intentions with regard to actual dissemination of such amendment to Ault Incorporated`s security holders. Rule 14d-1(c)(1) of Regulation 14D defines "bidder" in a tender off as "any person who makes a tender offer or on whose behalf a tender offer is made." Each bidder in a tender offer subject to Regulation 14D must file a Schedule TO and disseminate the information required by that schedule. We note that SL Industries formed Lakers Acquisition Corp., a wholly owned subsidiary, for the purpose of making the tender offer. Both the acquisition entity and the parent company are bidders even though the acquisition entity will purchase all securities tendered. The staff views the acquisition entity as the nominal bidder and the parent company as the real bidder. They both should be named bidders in the Schedule TO. Each offer must have at least one real bidder, and there can be co-bidders as well. See the Division of Corporation Finance`s Current Issues Outline, "Identifying the Bidder in a
Tender Offer," dated November 14, 2000, available on our website at www.sec.gov.

2. It appears that Mr. Warren Lichtenstein may be a bidder in this tender offer and should be added to an amended Schedule TO-T promptly. We note that Mr. Lichtenstein, a control person and majority security holder, including his interests in Steel
Partners II, L.P, of SL Industries, is acting together with SL Industries and played a significant role in initiating, structuring, and negotiating the tender offer with Ault. We refer you to the Background of the Offer disclosure starting on page 28. It appears that Mr. Lichtenstein is acting together with SL Industries and in such role, controlling the terms of the offer. We further note that through his controlling positions, both in title and equity holdings, in SL Industries, Mr. Lichtenstein may be viewed as the person playing a primary role in obtaining financing and causing the formation of the nominal bidder. Through such equity interests, Mr. Lichtenstein will benefit from the purchase of Ault securities by SL Industries. Please provide a detailed analysis explaining why Mr. Lichtenstein has not been identified as a bidder or has not separately filed Schedules TO-T. For a list of factors to be considered in determining the bidders in a tender offer, see the section entitled "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues Outline, dated November 14, 2000,
Available on our website at www.sec.gov.   In this regard, please also
note that the definition of bidder in Rule 14d-1(g)(2) includes any person "on whose behalf a tender offer is made. . . ."

Summary Term Sheet, page 2
If I decide not to tender, how will the offer affect my shares?
Page 6

3. Please add here that shareholders who exercise dissenters` rights under Minnesota law will receive a judicially determined fair value for their shares, which value could be more or less than the price per share to be paid in the merger.

Conditions of the Offer, page 8

4. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In paragraph (8) of this section, the phrase "regardless of the circumstances" is not consistent with our position because it purports to allow you to assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise here and at Certain Conditions of the Offer, starting on page 53, in accordance with our position.

5. In the same paragraph, you state that you may decide to
terminate the exchange offer if one of the listed offer conditions occurs and you make the secondary determination that it is
"inadvisable to proceed with the offer...."  However, if a listed offer condition is implicated by events that occur during the exchange offer, in order to continue the offer, you must waive that condition. As you are aware, waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.

Certain Information Concerning Ault, page 25
Available Information

6. Please note that the new address of the SEC is 100 F Street, N.E., Washington DC 20549. Please revise your disclosure accordingly.

Dissenters` Rights, page 37

7. Please provide a brief summary of the procedures to be followed by security holders desiring to exercise dissenters` rights under the MBCA. At minimum, include disclosure regarding how a security holder would preserve the right to exercise dissenters` rights during the course of this tender offer and the preliminary steps required to exercise such rights in a resulting short form merger.

Certain Conditions of the Offer, page 53

8. Please confirm that the entirety of the conditions to the tender offer information starting at page 9 is contained in this section.

9. As you are aware, all conditions must be satisfied at or before expiration. Please qualify your statement that each foregoing right shall be deemed to be an ongoing right which may be asserted at any time and from time to time, accordingly.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

* All bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

           					Very truly yours,



          					Celeste M. Murphy
						Special Counsel
						Office of Mergers and
       Acquisitions